FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2005

PRUDENTIAL PLC
(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL, LONDON, EC4R 0HH, UK
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Not for release, publication or distribution, in whole or in part, in, into or from Australia,
Canada or Japan

RECOMMENDED OFFER BY PRUDENTIAL PLC FOR
THE SHARES OF EGG PLC NOT ALREADY OWNED BY PRUDENTIAL

1.                                      Introduction

On 1 December 2005, the Boards of Prudential and Egg announced the terms of a recommended Offer to be made by Lexicon Partners on behalf of Prudential, for the whole of the issued and to be issued shares of Egg not already owned by the Prudential Group, representing 21.7 per cent. of the existing issued share capital of Egg.

The formal Offer was made on 19 December 2005.

2.                                      The Offer

On behalf of Prudential, Lexicon Partners has offered to acquire all of the issued and to be issued Egg Shares not already owned by the Prudential Group on the following basis:

for each Egg Share              0.2237 New Prudential Shares

Based on the closing middle market price of 527.5 pence per Prudential share on 30 November 2005, the last Business Day prior to the announcement of Prudential’s intention to make the Offer, the Offer:

•                                                                 values the existing issued share capital of Egg at approximately £973 million;

•                                                                 values each Egg Share at approximately 118 pence;

•                                                                 represents a premium of approximately 18 per cent. to the closing middle market price of 100.25 pence per Egg Share on 25 October, 2005, being the last Business Day prior to the announcement by Prudential that it was considering acquiring the Minority; and

•                                                                 represents a premium of approximately 15 per cent. to the closing middle market price of 102.5 pence per Egg Share on 30 November 2005, being the last Business Day prior to the date of the announcement of the Offer.

Based on the closing middle market price of 521 pence per Prudential share on 16 December, being the last Business Day prior to the making of the Offer, the Offer:

•                                                                   values the existing issued share capital of Egg at approximately £961 million;

•                                                                   values each Egg Share at approximately 116.5 pence; and

•                                                                   represents a premium of approximately 16 per cent. to the closing middle market price of 100.25 pence per Egg Share on 25 October 2005, being the last Business Day prior to the announcement by Prudential that it was considering acquiring the Minority.

The Offer, if accepted in full by all Egg Shareholders, will result in the Prudential Group owning the entire issued share capital of Egg.  The Prudential Group currently owns 645,955,847 Egg Shares, representing approximately 78.3 per cent. of Egg’s issued ordinary share capital.

Full acceptance of the Offer, assuming exercise of all in the money existing options under the Egg Share Option Schemes, would result in the issue of up to approximately 41 million New Prudential Shares representing approximately 1.7 per cent. of the issued ordinary share capital of Prudential as enlarged by the Acquisition.

The Offer is subject only to the condition that the admission of the New Prudential Shares (i) to listing on the Official List of the UK Listing Authority becomes effective in accordance with the Listing Rules of the UK Listing Authority and (ii) to trading on the London Stock Exchange’s market for listed securities becomes effective in accordance with the Admission and Disclosure Standards made by the London Stock Exchange from time to time.

Application has been made for the New Prudential Shares to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s market for listed securities.

Upon the Offer becoming unconditional, Egg Shareholders who accept the Offer before it closes will receive any final dividend that is declared by the Board of Prudential in respect of the year ended 31 December 2005.  The New Prudential Shares will rank pari passu with existing Prudential shares in all respects, including (but not limited to) any dividend proposed, declared or paid by Prudential after the date of the Offer.

The Offer is not being made, and will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, by means of telephone, fax, telex or other forms of electronic communication) of interstate or foreign commerce of, or by any facility of a national securities exchange of, the United States of America, Canada, Australia or Japan and is not capable of acceptance by any such use, means, instrumentality or facility.  Accordingly, copies of any documents relating to the Offer are not being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from the United States of America, Canada, Australia or Japan.  Doing so may render invalid any purported acceptance of the Offer.

The Offer is not an offer of securities for sale in the United States of America or in any jurisdiction in which such an offer is unlawful.  The New Prudential Shares to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state of the United States of America and may not be offered or sold in the United States of America, absent registration or an applicable exemption from registration.  Accordingly, unless an exemption under relevant securities laws is applicable, the New Prudential Shares may not be offered, sold, resold or delivered, directly or indirectly, in or into United States of America, Canada, Australia, Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States of America, Canada, Australia or Japan.

Further details of the bases and sources for certain information set out in this announcement are contained in Appendix I.

3.                                      Prudential’s Ownership of Egg Shares and Irrevocable Undertakings

The Prudential Group owns in aggregate 645,955,847 Egg Shares representing approximately 78.3 per cent. of Egg’s existing issued ordinary share capital.

Three directors of Prudential, Philip Broadley, Roberto Mendoza, and Rob Rowley (and their close relatives) are interested in 2,610, 300,000 and 940 Egg Shares respectively.

Prudential has received irrevocable undertakings to accept the Offer from the Independent Committee of the Board of Egg in respect of their entire beneficial holdings amounting in aggregate to 856,736 Egg Shares, representing approximately 0.5 per cent. of Egg’s existing issued share capital not owned by Prudential (and 0.1 per cent. of Egg’s existing issued ordinary share capital).

4.                                      Background to and Reasons for the Offer

On 26 October 2005, Prudential announced its intention to retain and develop Egg.  It also announced that it was considering the financial and commercial case for bringing Egg fully into the Prudential Group through a share exchange to acquire the Minority.  Having completed its analysis, the Board of Prudential believes there is a strong financial and commercial case to proceed with the acquisition of the Minority.

In the UK, the Prudential Group has three powerful franchises operating in the life and pensions, retail fund management and personal banking sectors under the Prudential, M&G and Egg brands.  While each of these businesses will continue to operate as a distinct business unit following completion of this transaction, Prudential sees significant scope to create substantial financial benefits to the Group through greater collaboration, both in terms of cost savings and revenue opportunities.

Since its launch in 1998, Egg has grown rapidly to build a strong retail banking franchise with strong brand loyalty and an attractive customer base.  As an integral part of Prudential’s broader UK strategy, Egg has the following key attributes:

•                  A strong customer base with, in aggregate, approximately 3.7 million younger, more affluent customers.  These customers are a valuable complement to Prudential’s UK life and pensions and retail fund management customers.

•                  A powerful, consumer focused brand which will present opportunities for the Prudential Group to win new customers and access new markets, both for banking and savings products as well as protection products.

•                  A direct distribution model offering greater “ownership” of the customer relationship to balance Prudential’s continuing and successful intermediary-led life assurance distribution strategy.

Egg represents a scale platform from which Prudential will further develop its exposure to the profitable and fast growing personal savings and loans market.  Egg provides an effective product manufacturing capability together with a powerful, differentiated direct-to-consumer brand with a proven track record of generating profitable new customer relationships.

Cost Benefits

Without the constraints of a publicly quoted minority, Prudential will be able to maximise the synergy benefits from closer collaboration between Egg and Prudential UK, whilst still retaining each business as a distinct business unit.

Through the Acquisition and the closer partnership of Egg with Prudential’s UK life and pensions business, Prudential expects to achieve total annualised pre-tax cost savings across the combined businesses of £40 million by the end of 2007.

Cost savings across the businesses are expected to result from:

•                  Co-ordination of Treasury activities to reduce the Group’s overall funding costs;

•                  Co-ordination of selected activities, across customer service, IT, administration and marketing to deliver greater effectiveness and benefit from improved scale efficiencies;

•                  Rationalisation of project and development spend through co-ordination and collaboration; and

•                  Elimination of Egg’s separate listing costs and the infrastructure to support this listing.

Restructuring costs of approximately £50 million pre-tax are estimated to be incurred from these initiatives.  These will be provided for in 2006.

Revenue Benefits

Prudential’s UK life and pensions business, Egg and M&G are highly complementary.  Between them, these businesses have the product capabilities and expertise to provide a comprehensive range of financial products to meet the changing requirements of customers as they move through the different phases of their lives.  This product range includes lending and deposit taking, retail asset management, protection, health, pensions and annuities.

At present, there is very little overlap between the three businesses’ customer bases.  Through working together to address the needs of each business’s customers in a systematic and targeted manner that combines banking, life and pensions and retail fund management, the Board of Prudential believes that there are clear opportunities to increase sales to the Prudential Group’s combined UK marketable customer base of approximately 4.8 million.  The Board of Prudential has identified the following initial revenue opportunities which will leverage the product expertise, customer relationships and brand recognition of Prudential UK, Egg and M&G:

•                  Offering Prudential branded deposit and savings accounts, manufactured by Egg, to capture maturing Prudential pension and life assurance policy proceeds.

•                  Offering Prudential branded mortgages, manufactured by Egg, to Prudential UK’s marketable customer base as well as to customers of Prudential’s multi-tie partnerships and the wider IFA community.

•                  Offering Egg branded credit cards and unsecured loans into both Prudential UK’s direct-to-consumer and IFA customer bases through direct marketing and intermediary promotions.

•                  Offering PruHealth products to the Egg customer base.  Approximately 20 per cent. of Egg customers currently buy their own private medical insurance.

•                  Offering M&G branded investment products to customers of Egg and Prudential UK.

Benefits for Egg Customers

As a result of the Acquisition and the closer collaboration it will facilitate, the customers of Egg will benefit from an enhanced range of products, particularly in the life and pensions market.  As a wholly owned subsidiary of the Prudential Group, Egg will also benefit from the financial strength of the Prudential Group which will enhance its competitive position in the secured and unsecured lending markets.

5.                                      Financial Effects on Prudential

The Acquisition is expected to be earnings enhancing (both on an IFRS operating earnings per share basis and on an EEV operating earnings per share basis) for Prudential in 2006(1)(2)(3).

It is also expected that Prudential’s capital surplus position (on an EU Financial Conglomerates Directive solvency basis) would increase as a result of the Acquisition from the date of completion(4).

One-off restructuring costs estimated at approximately £50 million pre-tax will be provided for in 2006.

6.                                      Information on Egg

Launched by Prudential in October 1998, Egg is an innovative financial services company.  Egg’s wholly owned subsidiary, Egg Banking plc, is authorised as a bank by the FSA and provides a range of banking and financial services products that are distributed via the Internet and phone only.

Following its launch, Egg immediately developed strong brand recognition and was among the first to the market with its internet-based services and products.  In June 2000, approximately 21 per cent. of the shares of Egg were offered by Prudential in an initial public offering.  Currently, Prudential holds approximately 78.3 per cent. of the shares of Egg.

Egg is now one of the world’s largest online banks with approximately 3.7 million customers in total.

Egg focuses on offering banking products and services, specifically, personal loans, credit cards, mortgage loans, personal investments, investments and deposit and savings accounts through its operational subsidiaries.

The strategic focus of Egg over the last year has been to concentrate on its core operations in the United Kingdom.  As a result, Egg has disposed of its interests in France and Funds Direct, its UK investment platform business.  Egg has concentrated on maximising its unsecured lending business whilst continuing to exploit new technologies to offer innovative products to its customers.

Egg reported operating income and profits on continuing ordinary activities before tax on an IFRS basis for the half year to 30 June 2005 of £251 million and £12.9 million respectively.  As at 30 June 2005, Egg had shareholders’ funds of £336.4 million.

7.                                      Information on Prudential

Established in 1848, Prudential is a leading international financial services company providing retail financial services and fund management via operational subsidiaries in its chosen markets of the United Kingdom, the United States of America, Asia and continental Europe.

The Prudential Group has some 18 million customers, policyholders and unit holders and approximately 24,000 employees worldwide.

As at 16 December 2005, Prudential had a market capitalisation of approximately £12.4 billion.

In the UK, Prudential is a leading life and pensions provider.  M&G, which was acquired by Prudential in 1999, is the Prudential Group’s UK and European fund manager and is responsible for managing over £126 billion in funds (as at 31 December 2004).  Prudential also is the majority owner of Egg with a current shareholding of approximately 78.3 per cent. of Egg’s existing issued ordinary share capital.

In Asia, Prudential is the leading European life assurer with life and fund management operations in 12 countries.

In the US, Prudential owns Jackson National Life, a leading life assurance company specialising in the annuity market.

Through these operations, Prudential has strong positions in three of the largest and most attractive markets in the world, where rising global wealth and changing demographics are fuelling demand for long-term savings.  Prudential’s strategy is to build sustainable, profitable businesses in each of these markets and maximise returns to shareholders.

For the half year to 30 June 2005, the Prudential Group wrote worldwide Annual Premium Equivalent (APE) sales of £1,129 million and reported profits on continuing ordinary activities before tax on an achieved profits basis (following implementation of IFRS) of £816 million.  As at 30 June 2005, Prudential had achieved profit shareholders’ funds of £9.3 billion.

8.                                      Management and Employees

The Board of Prudential has confirmed that the existing employment rights, including pension rights, of all employees of Egg will be fully safeguarded.

Prudential has invited the Directors of Egg initially to remain on the Board of Egg after the Offer becomes unconditional.

9.                                      Listing, Dealings and Settlement

Application has been made for the New Prudential Shares to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s market for listed securities.  It is expected that Admission will become effective and that dealings on the London Stock Exchange’s main market for listed securities will commence on 22 December 2005.

10.                               Delisting and Compulsory Acquisition

After the First Closing date of the Offer, which is on 20 January 2006, the Board of Egg will make an application to delist the Egg Shares from the Official List and to cancel trading of Egg Shares on the

London Stock Exchange’s market for listed securities.  Delisting will significantly reduce the liquidity and marketability of any Egg Share not assented to the Offer at that time.

If Prudential receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the Egg Shares to which the Offer relates, Prudential will exercise its rights pursuant to the provisions of sections 428 — 430F (inclusive) of the Companies Act to acquire compulsorily the remaining Egg Shares in respect of which the Offer has not been accepted.

11.                               Recommendation

Independent Committee

Roberto Mendoza and Philip Broadley are Directors of both Egg and Prudential and have not participated in the Egg Board’s deliberations in relation to the Offer.  The Egg Board of Directors has established a committee of Directors who are independent of Prudential to consider the terms of the Offer on behalf of holders of the Minority.  This committee (the “Independent Committee”) comprises Ronnie Baird, Pascal Cagni, Leslie Priestley, Juan Rada, Paul Gratton and Mark Nancarrow.

The Independent Committee, which has been so advised by Goldman Sachs International, considers the terms of the Offer to be fair and reasonable.  In providing its financial advice to the Independent Committee, Goldman Sachs International has taken into account the commercial assessments of the Independent Committee.  Accordingly, the Independent Committee has unanimously recommended that Egg Shareholders accept the Offer as they have irrevocably undertaken to do in respect of their own beneficial holdings of Egg Shares amounting in aggregate to 856, 736 Egg Shares, representing approximately 0.5 per cent. of Egg’s existing issued share capital not owned by the Prudential Group.

Background to and Reasons for Recommending the Offer

Since its launch in 1998, Egg has grown rapidly to build a strong retail banking franchise and is now one of the world’s largest online banks with approximately 3.7 million customers in total.  Egg has adopted an unique approach to consumer banking, and has developed an effective product manufacturing capability together with a powerful, differentiated direct-to-consumer brand with a proven track record of generating profitable new customer relationships.

The strategic priority of Egg over the last year has been to focus on its core operations in the United Kingdom.  In this context, the Independent Committee believes that under the full ownership of Prudential, Egg will be able to access significant further growth opportunities and cost benefits that would not be available to a stand-alone Egg. The Independent Committee believes the Offer terms include an element of value relating to these benefits. It also believes the Offer of New Prudential Shares will allow Egg Shareholders to benefit from the enhanced profitability of the combined group.  In addition, Egg Shareholders who accept the Offer before it closes will receive Prudential’s dividend in respect of the year ended 31 December 2005 as well as any future Prudential dividends.  It is against this background that the Independent Committee has unanimously recommended the Offer to Egg Shareholders.

Notes:

1.              Supplemental reporting European Embedded Value (EEV) operating earnings per share is calculated by reference to Prudential Group’s operating profit based on longer-term investment returns after tax and minority interests and before exceptional items, on a European Embedded Value basis.

2.              IFRS operating earnings per share is calculated by reference to Prudential Group’s operating profit based on longer-term investment returns after tax and minority interests and before exceptional items.

3.              The statements that the Acquisition will be earnings enhancing do not constitute a profit forecast and should not be interpreted to mean that the earnings per share in the first full financial year following the Acquisition, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial year.

4.              The Group’s Financial Conglomerates Directive solvency position is calculated in accordance with the requirements of the directive and the FSA’s Integrated Prudential Sourcebook.

This announcement does not constitute an offer or an invitation to purchase any securities.

Appendix I contains the sources and bases for certain information set out in this announcement. Terms used in this announcement are defined in Appendix II.

Lexicon Partners, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Prudential only in connection with the Offer and no-one else and will not regard any other person as its client or be responsible to any person other than Prudential for providing the protections afforded to clients of Lexicon Partners nor for providing advice in relation to the Offer.

UBS is acting for Prudential only in connection with the Offer and no-one else and will not regard any other person as its client or be responsible to any person other than Prudential for providing the protections afforded to clients of UBS nor for providing advice in relation to the Offer.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Egg and no-one else in connection with the Offer and is not advising any other person and accordingly will not be responsible to any person other than Egg for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer.

JP Morgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Egg only in connection with the Offer and no-one else and will not regard any other person as its client or be responsible to any person other than Egg for providing the protections afforded to clients of JP Morgan Cazenove nor for providing advice in relation to the Offer.

This announcement does not constitute, or form part of, any offer for, or any solicitation of any offer for, securities in any jurisdiction.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

The laws of the relevant jurisdiction may affect the availability of the Offer to persons not resident in the United Kingdom.  Persons who are not resident in the United Kingdom, or who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements.

The Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, by means of telephone, fax, telex or other forms of electronic communication) of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States of America, Canada, Australia or Japan and will not be capable of acceptance by any such use, means, instrumentality or facility.  Accordingly, no document relating to the Offer is being, and must not be, mailed or otherwise forwarded, transmitted, distributed or sent in, into or from the United States of America, Canada, Australia or Japan.  Doing so may render invalid any purported acceptance of the Offer.  All Egg Shareholders or other persons (including nominees, trustees or custodians) who would or otherwise intend to, or may have a contractual or legal obligation to forward any document relating to the Offer should refrain from doing so and seek appropriate professional advice before taking any action.

The Offer is not an offer of securities for sale in the United States of America or in any jurisdiction in which such an offer is unlawful.  The New Prudential Shares to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state of the United States of America and may not be offered or sold in the United States of America, absent registration or an applicable exemption from registration.  The relevant clearances have not been, and will not be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus, information memorandum or other documents relating to the New Prudential Shares has been or will be filed or registration made under any securities laws of any province or territory of Canada nor has any prospectus, information memorandum or other documents relating to the New Prudential Shares been, or will be, lodged with, or registered by, the Australian Securities Investments Commission or the Japanese Ministry of Finance and the New Prudential Shares have not been, and nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan.  Accordingly, unless an exemption under relevant securities laws is applicable, the New Prudential Shares may not be offered, sold, resold or delivered, directly or indirectly, in or into Canada, Australia, Japan or any other jurisdiction where to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in Canada, Australia or Japan.

This announcement contains a number of forward-looking statements relating to Prudential and Egg with respect to, among others, the following: financial condition; results of operation; the businesses of Prudential and Egg; future benefits of the transaction; and management plans and objectives.  Prudential and Egg consider any statements that are not historical facts as “forward-looking statements”.  They involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.  Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward-looking statements include, among others, the following possibilities: future revenues are lower than expected; costs or difficulties relating to the combination of the businesses of Prudential and Egg, or of other future acquisitions, are greater than expected; expected cost savings from the transaction or from other future acquisitions are not fully realised or not realised within the expected time frame; competitive pressures in the industry increase; general economic conditions or conditions affecting the relevant industries, whether internationally or in the places Prudential and Egg do business are less favourable than expected, and/or conditions in the securities market are less favourable than expected.

The estimated operational cost savings and financial synergies have been calculated on the basis of the existing cost and operating structures of the companies and by reference to current prices and the current regulatory environment.  These statements of estimated cost savings relate to future actions and circumstances which, by their nature, involve risk, uncertainties and other factors.  Because of this, the cost savings and financial synergies referred to may not be achieved, or those achieved could be materially different from those estimated.  These statements should not be interpreted to mean that the earnings per share in the first full financial year following the Acquisition, or in any subsequent period, would necessarily match or be greater than those for the relevant preceding financial period.

APPENDIX I

Sources and Bases of Information

Sources and Bases

1.                                      Unless otherwise stated:

(i)                                     information relating to Egg has been extracted without material adjustment from the audited financial statements of Egg for the relevant financial year or from Egg’s unaudited interim results and trading statements; and

(ii)                                  information relating to Prudential has been extracted without material adjustment from the audited financial statements of Prudential for the relevant financial year or from Prudential’s unaudited interim results and trading statements; and

2.                                      Unless otherwise stated, all prices quoted for shares are closing mid-market prices and are derived from the Daily Official List of the London Stock Exchange.

3.                                      The value of the whole of the issued share capital of Egg of approximately £973 million is based upon 824,463,722 shares being the number of existing issued shares of Egg as at 16 December 2005 and an offer value of 118 pence per Share, based on the closing middle market price of 527.5 pence per Prudential share on 30 November 2005, being the last Business Day prior to the announcement of Prudential’s intention to acquire the Minority.

4.                                      The value of the whole of the issued share capital of Egg of approximately £961 million is based upon 824,463,722 shares, being the number of existing shares of Egg as at 16 December 2005 and an offer value of 116.5 pence per Share, based on the closing middle market price of 521 pence per Prudential share on 16 December 2005, being the last Business Day prior to the making of the formal Offer.

5.                                      The number of New Prudential Shares to be issued pursuant to the Offer, being 40,989,678 (assuming full acceptance of the Offer and full exercise of in the money existing Egg options) is based on 824,463,722 Egg Share in issue as at 16 December 2005 and 4,727,162 in the money Egg options outstanding as at 15 December 2005.

6.                                      All share prices expressed in pence and all percentages have been rounded to one decimal place.

7.                                      In the money options are those Egg options with an exercise price below the offer value of 116.5 pence per Share as at 16 December 2005.

8.                                      References to Egg Shares owned by the Prudential Group do not include Egg Shares held as investment assets in Prudential’s UK life funds or other investment funds managed by M&G.

9.                                      All references to customer numbers of Prudential UK or the Prudential Group include individuals with Prudential branded general insurance policies to whom Prudential is entitled to market products.

10.                                The marketable customers of Prudential UK, Egg and M&G are approximately 2.5 million, 2 million and 0.25 million respectively.

APPENDIX II

Definitions

The following definitions apply throughout this announcement unless the context otherwise requires:

“Acquisition”	means the proposed acquisition by Prudential pursuant to the Offer of the whole of the issued and to be issued share capital of Egg that Prudential does not already own;

“Admission”

means the admission of the New Prudential Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange’s market for listed securities in accordance with the Admission and Disclosure Standards;

“Admission and Disclosure Standards”

means the requirements contained in the publication “Admission and Disclosure Standards” dated July, 2005 (as amended from time to time) containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange’s market for listed securities;

“Australia”	means the Commonwealth of Australia, its territories and possessions and all areas subject to its jurisdiction and any political sub-division thereof;

“Business Day”	means any day (other than a Saturday or Sunday) on which banks generally are open for business in London (other than solely for settlement and trading in euro);

“Canada”	means Canada, its territories and possessions and all areas subject to its jurisdiction and any political sub-division thereof;

“City Code”	means the City Code on Takeovers and Mergers of the United Kingdom;

“Companies Act”	means the Companies Act 1985;

“Condition”	means the condition to the Offer;

“Corporate Nominee”	Lloyds TSB Corporate Nominee Limited;

“Egg” or the “Company”	means Egg PLC;

“Egg Board”, “Board of Egg” or “Egg Board of Directors”	means the board of directors of Egg;

“Egg Group”	means Egg and its subsidiary undertakings;

“Egg Share Option Schemes”	means the Egg Employee Share Option Plan and the Egg Savings-Related Option Scheme;

“Egg Share Account Shareholder”	a person who has a beneficial interest in a certain number of Egg Shares which are legally held on their behalf by the Corporate Nominee;

“Egg Share Account”	the account in which Egg Shares are held on behalf of Egg Share Account Shareholders by the Corporate Nominee;

“Independent Committee”	means a committee of the Board of Directors of Egg which is comprised of Ronnie Baird, Pascal Cagni, Leslie Priestley, Juan Rada, Paul Gratton and Mark Nancarrow;

“Japan”	means Japan, its cities, prefectures, territories and possessions;

“JP Morgan Cazenove”	means JP Morgan Cazenove Limited,

“Lexicon Partners”	means Lexicon Partners Limited;

“Listing Rules”	means the listing rules and regulations made by the UK Listing Authority;

“London Stock Exchange”	means London Stock Exchange plc;

“Minority”	the issued and to be issued share capital of Egg other than that already owned by the Prudential Group;

“M&G”	means Prudential’s UK and European fund management business;

“New Prudential Shares”	means Prudential Shares proposed to be issued fully paid to Egg Shareholders pursuant to the Offer;

“Offer”

means the offer recommended by the Directors of Egg to be made by Lexicon Partners on behalf of Prudential to acquire the whole of the issued and to be issued share capital of Egg held by the Egg Shareholders and, where the context admits, any subsequent revisions, variations, extensions or renewals thereof;

“Official List”	means the list maintained by the UK Listing Authority;

“Panel”	means the United Kingdom Panel on Takeovers and Mergers;

“Prudential”	means Prudential PLC;

“Prudential Shares”	means the ordinary shares of 5 pence each in the capital of Prudential;

“Prudential UK”	Prudential’s UK life and pensions business and related operations;

“Prudential Board”, “Board of Prudential” or “Prudential Board of Directors”	means the board of directors of Prudential;

“Prudential Directors”	means the directors of Prudential, and “Prudential Director” means any one of them;

“Prudential Group”	means Prudential and its subsidiary undertakings excluding Egg and the Egg Group;

“Shareholders”	means the holders of Shares;

“Shares” or “Egg Shares”	means the ordinary shares of 50 pence each in the capital of Egg;

“UBS Investment Bank” or “UBS”	means UBS Limited;

“UK” or “United Kingdom”	means the United Kingdom of Great Britain and Northern Ireland;

“UK Listing Authority”	means the United Kingdom Financial Services Authority in its capacity as the competent authority for listing under Part VI of the UK Financial Services and Markets Act 2000; and

“US” or “United States” or “United States of America”	means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

All references to legislation in this announcement are to the legislation of England and Wales unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

For the purpose of this announcement, “subsidiary”, “subsidiary undertaking”, “undertaking” and “associated undertaking” have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4(A) of the Companies Act).

References to “£”, “sterling”, “p” and “pence” are to the lawful currency of the United Kingdom.

GLOSSARY OF TECHNICAL TERMS

“APE” or “Annual Premium Equivalent”	means results calculated as the aggregate of regular new business premiums and one tenth of single new business premiums;

“Achieved Profits Basis Supplemental Information” or “Achieved Profits Basis”

means results prepared in accordance with the guidance issued in December 2001 by the Association of British Insurers entitled ‘Supplementary Reporting for Long-Term Insurance Business (the Achieved Profits Method);

“EV” or “Embedded Value”

means the closing Achieved Profits Basis shareholders’ funds prepared in accordance with the guidance issued by the Association of British Insurers in December 2001 ‘Supplemental Reporting for Long-Term Insurance Business (the Achieved Profits Method’); and

“EEV” or “European Embedded Value”

Means results prepared in accordance with the ‘European Embedded Value Principles’ issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the addition of ‘Additional Guidance on EEV Disclosures’ published in October 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PLC (Registrant)

Date 21 December 2005	By	/s/Susan Henderson

(Signature)*
SUSAN HENDERSON, DEPUTY GROUP SECRETARY

* Print the name and title of the signing officer under his signature.